EXHIBIT (a)(5)(viii)

NEWS RELEASE

The Progressive Corporation	Company Contact:
6300 Wilson Mills Road Mayfield Village, Ohio http://www.progressive.com	Thomas A. King (440) 395-2260

THE PROGRESSIVE CORPORATION ANNOUNCES FINAL RESULTS OF “DUTCH AUCTION”
TENDER OFFER

MAYFIELD VILLAGE, OHIO – October 22, 2004 – The Progressive Corporation (NYSE: PGR) today announced the final results of its modified “Dutch auction” tender offer to purchase up to 17.1 million of its Common Shares, $1.00 par value. The tender offer expired at 12:00 midnight, New York City time, on Friday, October 15, 2004.

Based on the final count by the depositary for the tender offer, 16,919,674 Common Shares were properly tendered at prices at or below $88 per share and not withdrawn. Because shareholders tendered less than 17.1 million shares, there was no proration of tendered shares. Accordingly, the Company has accepted for purchase and will promptly pay for all 16,919,674 shares at a price of $88 per share. Any shares received in the tender offer that were not tendered properly will be promptly returned to the tendering shareholders.

The Common Shares purchased by the Company pursuant to the tender offer comprised approximately 7.8% of the Company’s outstanding shares as of September 30, 2004. After these shares are purchased, approximately 200.1 million shares will remain outstanding.

As previously announced, the completion of the tender offer will not reduce the number of shares available for repurchase by the Company, as authorized by the Board of Directors in April 2003 and confirmed by the Board in September 2004. Currently, 10,188,101 shares remain available for repurchase under that authorization. The Company, therefore, may repurchase additional shares from time to time in the open market or in privately negotiated transactions, subject to applicable laws.

The Progressive group of insurance companies ranks third in the nation for auto insurance based on premiums written. The companies that offer insurance directly (by phone at 1-800-PROGRESSIVE and online at progressive.com) market their products and services through the Progressive Direct brand, while the companies that offer insurance through more than 30,000 independent agencies and insurance brokers in the U.S. market their products and services through the Drive Insurance from Progressive brand. The Common Shares of The Progressive Corporation, the holding company, are publicly traded at NYSE:PGR. More information can be found at progressive.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements in this release that are not historical fact are forward-looking statements that are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. These risks and uncertainties include, without limitation, uncertainties related to estimates, assumptions and projections generally; the operating results of and prospects for the Company’s business; inflation and changes in economic conditions (including changes in interest rates and financial markets); changes in the market price of the Company’s Common Shares; changes in the amount of capital required to be maintained and actually maintained by the Company; the Company’s ability to obtain regulatory approval for requested rate changes and the timing thereof; legislative and regulatory developments; the outcome of litigation pending or that may be filed against the Company; acts of war and terrorist activities; the Company’s ability to maintain the uninterrupted operation of its facilities, systems (including information technology systems) and business functions; court decisions and trends in litigation; and other matters described from time to time by the Company in releases and publications, and in periodic reports and other documents filed with the United States Securities and Exchange Commission.